                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of July 2003

                                    001-14832
                            (COMMISSION FILE NUMBER)

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F    X                            Form 40-F
                     -------                                   -------

         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                       No     X
                     -------                                   -------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF JULY 2003


Filed with this Form 6-K is the following:


o    Press Release, dated July 24, 2003, the text of which is attached hereto as
Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s second quarter 2003 consolidated financial information

o    Supplemental Information, the text of which is attached hereto as Exhibit
99.2 and is incorporated herein by reference

EXHIBITS

99.1  -  Press Release, dated July 24, 2003

99.2  -  Supplemental Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             CELESTICA INC.



Date:    July 25, 2003                       By:  /s/ GRAHAM THOURET
                                                --------------------------------
                                                Graham Thouret
                                                Senior Vice President

                             EXHIBIT INDEX

         99.1   -   Press Release, dated July 24, 2003

         99.2   -   Supplemental Information